STATEMENT OF FINANCIAL CONDITION

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statement of Financial Condition 4

Notes to Financial Statements 5



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Truist Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, NC
February 27, 2025

We have served as the Company's auditor since 2019.

Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	328,414,852
Cash segregated under federal regulations		10,468,952
Securities owned, at fair value		5,990,818
Commissions receivable		8,890,034
Goodwill		56,628,410
Intangible assets, net		10,993,566
Employee loans and prepaid incentive bonuses		77,457,888
Receivables from related parties		11,988,492
Deferred taxes, net		13,935,530
Right of use assets		3,780,636
Other assets		23,798,098
Total assets	$	552,347,276

Liabilities and shareholder's equity
Liabilities:

Accrued compensation and benefits	$	41,324,970
Operating lease liabilities		3,942,422
Accrued expenses and other liabilities		25,703,302
Total liabilities		70,970,694

Shareholder's equity:

Common stock and additional paid-in capital		430,214,637
Retained earnings		51,161,945
Total shareholder's equity		481,376,582
Total liabilities and shareholder's equity	$	552,347,276

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Truist Investment Services, Inc. (the "Company" or "TIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales, support and operational services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

2. Summary of Significant Accounting

Policies Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates. Material estimates include the determination of fair value for financial instruments, goodwill, accrued expenses, and tax related accounts.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2024, is cash of $61,689,612 at Truist Bank and $266,725,240 of money market funds.

Cash Segregated Under Federal and Other Regulations

At December 31, 2024, the company held restricted cash of $10,468,952 which has been segregated in a special reserve account at CIBC Bank for the exclusive benefit of customers of the Company.

Securities owned

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non-regular-way trades were recorded on the settlement date.

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then a quantitative impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. The Company measures fair value using the present value of estimated future cash flows. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. A qualitative impairment test was performed in 2024, and no triggering events were noted. There was no goodwill impairment recorded during the year.

Intangible assets which consist of customer relationships are determined to have finite lives and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 4.3 years.

Employee loans and Prepaid Incentive Bonuses

The Company provides certain financial advisors with incentive bonuses or employee loans as part of the Company's recruiting and retention strategy for key revenue producing employees. Incentive bonuses are paid to advisors upon hire and amortized over the required employment term. Employee loans are generally forgiven over a two-to-ten-year period based upon continued employment with the Company. In both cases, if the employee leaves before the term of the loan expires, the balance becomes immediately due and payable.

The Company has evaluated the impact of ASC 326 and no allowance for credit losses was established as management does not expect to incur any material credit losses on these assets.

Leases

The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Right of use assets and Operating lease liabilities in the Statement of Financial Condition. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available.

Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease agreements that contain non-lease components are generally accounted for as a single lease component.

Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting. This ASU amends ASC Topic 280 and requires incremental disclosures related to a public business entity's reportable segment. The Company adopted this ASU in 2024 as the required date of adoption is January 1,2024. The adoption of this ASU did not have a material impact on the financial statements or other significant matters.

4. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three-level measurement hierarchy:

- Level 1: Quoted prices for identical instruments in active markets

- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table presents fair value information for assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis

	Level 1	Level 2	Level 3	Total as of December 31, 2024
Assets:				
Cash equivalents				
Money market fund	$ 266,742,081	$ -	$ -	$ 266,742,081
Securities Owned				
States and political subdivisions	-	356,783	-	356,783
Corporate debt securities	-	577,707	-	5,577,707
Other trading assets	39,486	-	-	39,486
Total Assets	$ 266,781,567	$ 5,934,490	$ -	$ 272,716,057

The following discussion focuses on the valuation techniques and significant inputs for Level 2 assets and liabilities that are measured at fair value on a recurring basis.

States and political subdivisions: Obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. Holdings are geographically dispersed, with no significant concentrations in any one state or municipality. Additionally, all municipal obligations are highly rated or are otherwise collateralized by securities backed by the full faith and credit of the federal government. These securities are valued using market-based pricing matrices that reference observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves.

Corporate debt securities: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting and Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves.

There were no transfers between levels within the fair value hierarchy during the year ended December 31, 2024.

5. Goodwill and Other Intangible Assets

The Company's goodwill balance at December 31, 2024 was $56,628,410

The net carrying amount of other intangible assets are presented in the following table:

Customer Relationships, gross carrying value, December 31, 2024	$	44,905,500
Accumulated amortization		(33,911,934)
Customer Relationships, net carrying value, December 31, 2024	$	10,993,566

The Company's estimated future amortization of intangible assets is presented in the following table:

	December 31, 2024
2025	4,174,255
2026	3,089,766
2027	2,106,093
2028	1,339,886
2029	283,566
Total	$ 10,993,566

6. Related-Party Transactions

During the year ended December 31, 2024, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition

Cash and cash equivalents	$	61,689,612
Receivables from related parties		11,988,492
Payables to related parties		4,873,816

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. During 2024, the Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2024. The total amount of loans off-balance sheet are $62,158,687 at December 31, 2024.

7. Commitments and Contingencies

Legal Proceedings and Other Matters

The Company is routinely named as a defendant in or a party to numerous actual or threatened legal proceedings and other matters and is or may be subject to potential liability in connection with them. The legal proceedings and other matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Claims may be based in law or equity—such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, antitrust, tax, employment, and other laws—and some present novel legal theories, allegations of substantial or indeterminate damages, demands for injunctive or similar relief, and requests for fines, penalties, restitution, or alterations in the Company's business practices. Our legal proceedings and other matters exist in varying stages of adjudication, arbitration, negotiation, or investigation.

The course and outcome of legal proceedings and other matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. As a result, we often are unable to determine how or when actual or threatened legal proceedings and other matters will be resolved and what losses may be incrementally and ultimately incurred. It is possible that the ultimate resolution of these matters, including those described below, if unfavorable, may be material to the financial position, results of operations, or cash flows of the Company, or cause significant reputational consequences.

The Company establishes accruals for legal proceedings and other matters when potential losses become probable, and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel and others. No assurance exists that our accruals will not need to be adjusted in the future. Actual losses may be higher or lower than any amounts accrued, possibly to a significant degree.

The Company estimates reasonably possible losses, in excess of amounts accrued, will not be material to its financial position, results of operations, or cash flows. This estimate does not represent the Company's maximum loss exposure, and actual losses may vary significantly. Also, the outcome of a particular matter may be one that the Company did not take into account in its estimate because the Company judged the likelihood of that outcome to be remote. In addition, the matters underlying this estimate may change from time to time. Estimated losses, like accruals, are based upon currently available information and involve considerable uncertainties and judgment.

For certain matters, the Company may be unable to estimate the loss or range of loss, even if it believes that a loss is probable or reasonably possible, until developments in the matter provide additional information sufficient to support such an estimate. These matters are not accrued for and are not reflected in the estimate of reasonably possible losses.

The following is a description of a certain matter in which the Company is involved:

Recordkeeping Matter

The SEC requested information from the Company regarding compliance with applicable recordkeeping requirements for business-related electronic communications. In August 2024, the Company resolved this matter with the SEC paying a settlement of $2,500,000.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2024, the Company experienced no losses as a result of the indemnity. The clearing agreement expires in February 2026.

9. Employee Benefits

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 4% of the employee's compensation.

10. Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax asset is recorded in the Statement of Financial Position.

The significant deferred tax assets and liabilities at December 31, 2024, net of the federal impact for state taxes, are presented in the following table:

Deferred Tax Assets:		
Employee compensation and benefits	$	10,818,396
Litigation accrual		2,248,760
Other accrued expenses/reserves		2,807,555
Operating lease liability		1,006,426
Depreciation		883,973
State NOL carryforward		353,744
Total gross deferred tax assets		18,118,854
Valuation allowance		(513,151)
Total deferred tax assets		17,605,703
Deferred Tax Liabilities:		
Intangibles		2,730,996
ROU assets		939,177
Total deferred tax liabilities		3,670,173
Net deferred tax assets	$	13,935,530

The deferred tax assets include state tax net operating losses of $2.8 million as of December 31, 2024, of which $2.1 million have an unlimited carryforward period and will not expire while the remaining $0.7 million will expire in 2037 if not utilized. At December 31, 2024, the Company had a valuation allowance recorded against its state carryforwards of $513,151. The change in the valuation allowance for the year ending December 31, 2024, was a decrease of $1,619,699 The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, Income Taxes, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to

assessment by the Internal Revenue Service for taxable years prior to 2021. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2018.

11. Segments

The Company operates as one reportable segment as an introducing broker-dealer, which is comprised of several classes of services, including buying, and selling securities for its customers and its own account, administrative service fees, and as an introducing broker dealer TIS does not custody client assets. TIS's chief operating decision maker (CODM) is the chief executive officer (CEO). The CODM manages the Company, assesses performance, and decides how to allocate resources based on net income of the Company as a whole. The Company manages its business activities on a consolidated basis with the various product lines sharing a common economic environment with similar services, processes, and customers. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies*.

12. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company has elected to use the alternative method to calculate net capital. At December 31, 2024, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2024, the Company, on a standalone basis, had net capital, as defined, of $269,679,387 which was $269,429,387 in excess of the required net capital of $250,000.

13. Subsequent Events

The Company has evaluated subsequent events from December 31, 2024 through February 27, 2025, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.